Exhibit 99.1

FOR IMMEDIATE RELEASE

ChemGenex Completes $A15 Million Capital Raising

MELBOURNE, Australia, and MENLO PARK, California U.S.A. (May 8, 2006). ChemGenex Pharmaceuticals Limited (ASX:CXS and NASDAQ:CXSP) announced today the successful completion of a $A15 million (approximately US$11.6 million) capital raising through an institutional and sophisticated investor share placement. The share placement will be complemented by a share purchase plan (SPP) that will allow existing Australian resident shareholders to participate at the same price as the share placement. The SPP will raise up to A$5 million.

Shares issued under the share placement and the SPP will be priced at A$0.43.

The placement was anchored by a commitment of up to approximately A$4 million by existing shareholder and pharmaceutical company, Merck Santé (a subsidiary of Merck KGaA) and A$2 million by major shareholder Charter Pacific Corporation Limited. Several institutional investors with expertise in the biotechnology sector also made significant investments.

ChemGenex Chief Executive Officer and Managing Director Greg Collier said proceeds from the share placement and SPP will be used primarily to fund the development of ChemGenex’s pipeline, with particular emphasis on accelerating the clinical development of the company’s lead molecule, Ceflatonin®.

“We are very excited by the opportunities that are opening up in the field of CML. A growing number of patients are resistant to Gleevec® and other Tyrosine Kinase Inhibitors, and the phase 2 data to date indicate that Ceflatonin may offer new hope to patients who currently have no therapeutic options. In early Q3 2006 we will be commencing a registration-directed trial focusing on patients with the T315I mutation in sites across the USA and Europe.”

ABN AMRO Morgans acted as Adviser and Lead Manager for the placement and will manage the SPP.

Detail of the Raising

18.2 million of the 34.9 million shares to be issued are subject to shareholder approval which will be sought at an Extraordinary General Meeting on a date to be advised by the company (including those shares to be issued to Merck Santé). The shares which are subject to shareholder approval are to be issued to three current significant shareholders.

The shares have not been and will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

ChemGenex Completes $A15 Million Capital Raising

Key dates for the SPP
Announcement Date	May 8, 2006 (Monday)	Share Purchase Plan is announced to the market
Record Date	May 15, 2006 (Monday)	Date for determining Eligible Shareholders
Opening Date	May 16, 2006 (Tuesday)	Share Purchase Plan opens
Closing Date	May 29, 2006 (Monday)	Share Purchase Plan closes at 4.00pm on this date
Allotment Date	June 7, 2006 (Wednesday)	Shares allotted
Despatch Date	June 8, 2006 (Thursday)	Confirmation despatched to shareholders
Quotation Date	June 9, 2006 (Friday)	Shares are expected to be traded on ASX

About ChemGenex Pharmaceuticals Limited	(www.chemgenex.com)

ChemGenex Pharmaceuticals is a pharmaceutical development company dedicated to improving the lives of patients by developing therapeutics in the areas of oncology, diabetes, obesity, and depression. ChemGenex harnesses the power of genomics for target discovery and validation, and in clinical trials to develop more individualized therapeutic outcomes. ChemGenex’s lead compound, Ceflatonin®, is currently in phase 2 clinical trials for leukemia and Quinamed® is in phase 2 clinical trials for prostate, breast and ovarian cancers. The company has a significant portfolio of anti-cancer, diabetes, obesity and depression programs, several of which have been partnered with international pharmaceutical companies. ChemGenex currently trades on the Australian Stock Exchange under the symbol "CXS" and on NASDAQ under the symbol "CXSP".

Gleevec® is a registered trademark of the Novartis Pharmaceuticals Corporation.

Contacts

Dr. Greg Collier (CEO and Managing Director)	Australia	+61 3 5227 2752
	USA	+1 650 474 9800 ext 103
Dr. Dennis Brown (President and Director)	USA	+1 650 474 9800 ext 108
	Australia	+61 3 5227 2703

Safe Harbor Statement

Certain statements made herein that use the words “estimate,” ‘project,” “intend,” “expect,” “believe,” and similar expressions are intended to identify forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability to successfully market products in the clinical pipeline, the ability to advance promising therapeutics through clinical trials, the ability to establish our fully integrated technologies, the ability to enter into additional collaborations and strategic alliances and expand current collaborations and obtain milestone payments, the suitability of internally discovered genes for drug development , the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the United States, changes in tax and other laws, changes in competition and the loss of key personnel. These statements are based on our management’s current expectations and are subject to a number of uncertainties that could change the results described in the forward-looking statements. Investors should be aware that there are no assurances that results will not differ from those projected.

PO Box 1069, Grovedale Victoria 3216, Australia Telephone: +61 3 5227 2752 Facsimile: +61 3 5227 1322

Email: chemgenex@chemgenex.com ABN 79 000 248 304